VIA FACSIMILE & EDGAR
January 30, 2006
Mr. William Choi
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re:	AutoNation, Inc. Form 10-K For the Fiscal Year Ended December 31, 2004 Filed February 24, 2005 File No. 001-13107
Dear Mr. Choi:
The following is a response to the Commission Staff’s comment letter to AutoNation, Inc. (the “Company”) dated January 19, 2006. Please note for the convenience of the Staff we have recited the comments in boldfaced type and provided our responses immediately thereafter.
Form 10-K for the Fiscal Year Ended December 31, 2004:
Financial Statement and Supplementary Data
Consolidated Statements of Cash Flows, page 46
1.	We have reviewed your response to comment 1 in our letter dated December 20, 2005. Given the significance of the error in classification of cash flows please amend your filing, as well as your Form 10-Q for the quarterly period ended September 30, 2005, to present cash flows (used)/provided from non-manufacturer lenders in financing activities. Since Rule 5-02(19)(a) of Regulation S-X requires separate and clear display of amounts payable to trade creditors and amounts payable for borrowings, please also revise your balance sheet to reflect non-manufacturer lender payables as borrowings and manufacturer lender payables as trade creditor payables. In addition, please disclose the change in classification of cash flows from non-manufacturer lenders as a correction of an error in accordance with paragraph 37 of APB 20. Further please also revise your footnote disclosure to further describe the mechanics of your floorplan payable arrangements, including how cash disbursements are processed and if you have discretion to receive cash directly from the lenders.

We respect and understand the Staff’s position and agree to reflect the net cash flows for floorplan facilities with lenders other than the automotive manufacturers’ captive finance subsidiaries (“non-trade lenders”) as a component of financing activities. For the reasons discussed below, the Company believes that the above change to its statement of cash flows should be treated as a revision rather than a restatement. The Company proposes to reflect the revision in its 2005 Form 10-K with prior periods revised to conform to the current period presentation rather than amend the Company’s previous filings. Please see the attached proposed revisions to our 2004 Consolidated Balance Sheet and the 2004 and 2003 Statements of Cash Flows as well as our proposed footnote disclosures that would be included in the Company’s 2005 Form 10-K expected to be filed in mid-February 2006.

We believe that a revision is appropriate given:
•	the immateriality of the change to the Company’s financial statements taken as a whole and

•	the difference between the terms, conditions and structure of the Company’s floorplan arrangements compared to that of other automotive retail registrants.
Immateriality:

Paragraph 38 of APB 20 indicates that a number of factors are relevant in determining the materiality of accounting changes or corrections of errors as follows:
a)	Does the change have a material effect on income before extraordinary items or net income of the current period?

The above change has no effect on any line item on the income statement since it only relates to certain cash flow captions.

b)	Does the change have a material effect on the trend of earnings?

The above change has no effect on the income statement and therefore no impact on any earnings trends.

c)	Could the change have a material effect upon later (i.e., future) earnings or earnings trends?

The above change will have no effect on future earnings or earnings trends.
As it relates to trends or materiality in the Statement of Cash Flows:
•	The revision does not have a significant impact on cash flow trends.

•	The amounts ($(144.1) million, $(121.2) million and $45.1 million for the years ended December 31, 2004, 2003 and 2002, respectively) are not material in the overall context of cash flows for the Company, which has gross cash inflows and outflows totaling approximately $40 billion each year, but are reflected as net due to the Company’s use of the indirect method for cash flow reporting.

•	The amounts in question are not material to the financial position or results of operations of the Company, which had revenue of approximately $19 billion in each of the years ending December 31, 2004, 2003 and 2002, and total assets of approximately $9 billion as of December 31, 2004 and 2003.

•	The Company’s presentation in its previous filings did not overstate operating cash flows.

A review of Staff Accounting Bulletin No. 99 (SAB 99), which relates to assessing materiality, indicates that no additional “qualitative or quantitative measures” would be impacted by the change to cash flows. In the Company’s situation, neither the revised nor the original cash flow presentation:
•	Masks a change in earnings or other trends

•	Hides a failure to meet analysts’ consensus expectations

•	Affects the Company’s regulatory compliance

•	Affects the Company’s compliance with any financial covenants or other contractual requirements

•	Has an effect on management’s compensation

•	Involves concealment of an unlawful transaction
Further, this revision would not impact any of the significant financial statements measures commonly used by investors, analysts, rating agencies, financers, or other users of the Company’s financial statements in evaluating the financial condition or operating trends of the Company. Management does not believe that the judgment of a person using the financial statements would have been changed or influenced by the disclosure that a part of the total floorplan liability was financed by non-trade lenders and should have been recorded as financing activities as opposed to operating activities in the statement of cash flows. As discussed below, regardless of the source of non-trade floorplan funding, all funding arrangements utilized by the Company have the same relevant characteristics and terms of trade floorplan funding with manufacturers.

We believe that this required cash flow revision is analogous with the changes required last year by the Staff related to cash flows from long-term customer receivables. In the SEC guidance posted on the Commission’s website titled, “Sample Letter Sent to Registrants Related to the Statement of Cash Flows”, the Staff indicated that it would not object to disclosures related to the reclassification that did not reference a correction of an error provided that certain criteria were met. These requirements would be met with the proposed changes outlined in the attachments to this letter.

Comparability with Other Automotive Retail Registrants:

There is broad disparity between floorplan arrangements of the Company and other automotive retail registrants. Unlike the other automotive retail registrants, the Company does not have used vehicle floorplan financing facilities and only a very small portion of its floorplan balances are with non-trade lenders. Non-trade lenders are not a significant component of the Company’s floorplan financing strategy. The components of the total vehicle floorplan payable balances as of December 31 are as follows (in millions):

	2004	2003
Trade	$2,436.1	$2,516.6
Non-trade	81.2	225.3

Total vehicle floorplan payable	$2,517.3	$2,741.9

Percentage of non-trade	3%	8%
Unlike other automotive retail registrants, which have elected to use floorplan strategies that incorporate the use of non-trade financial institutions as an integral part of their overall inventory financing strategy, the Company’s use of non-trade floorplan funding is an infrequent business practice. Our considerable difference from our peers in terms of how we fund our inventory is reflected by our ratio of non-trade floorplan payable to total floorplan payable of 3% in 2004 as compared to the corresponding ratios for other major automotive retail registrants (i.e. revenues greater than $5 billion) which range from approximately 25 to 70 percent. Moreover, our use of non-trade floorplan funding has decreased significantly in recent years, further widening the gap between our practice and the practices of other automotive retail registrants.

Another distinction between our peers and us is that, even to the extent we use non-trade floorplan funding, the relevant terms of such financings mirror traditional trade floorplan financing terms. Many of the facilities utilized by other automotive retail registrants, on the other hand, are funded by non-manufacturer financial institutions (i.e. banks and/or consortiums of banks) through non-traditional floorplan arrangements. The terms of these arrangements differ from traditional trade floorplan financing facilities in several important aspects (for example, they may not include requirements pertaining to the collateralization of specific inventory, repayment on demand and the ability for the manufacturer to draft directly from the floorplan facilities, among others). In fact, some of the facilities used by our peers are more similar to revolving credit facilities than traditional floorplan facilities. As demonstrated below, only a portion of the Company’s non-trade lender floorplan balance is with non-manufacturer financial institutions. The remaining non-trade lender floorplan balance is with manufacturers’ captive finance subsidiaries providing floorplan financing for dealerships not franchised by such manufacturers (“non-aligned manufacturers’ captives”). The Company does not utilize revolving credit facilities for floorplan. The sources of the Company’s vehicle floorplan payable balances as of December 31 are as follows (in millions):

	2004	%	2003	%
Revolving credit floorplan facilities	$—	0%	$—	0%
Aligned manufacturers’ captives (trade)	2,436.1	97%	2,516.6	92%
Non-aligned manufacturers’ captives (non-trade)	33.0	1%	127.6	5%
Other financing institutions (non-trade)	48.2	2%	97.7	3%

Total vehicle floorplan payable	$2,517.3	100%	$2,741.9	100%

Conclusion:

Non-trade lenders are an immaterial component of the Company’s floorplan financing facilities and non-trade cash flows are simply the result of the Company’s further curtailment of this practice. Restatement of prior filings would put a focus on this immaterial and declining business practice. We believe that given these factors and the fact that we expect to file our 2005 Form 10-K in mid-February 2006, the Staff should allow the Company to present the proposed changes as revisions in its 2005 Form 10-K. We believe that the imminent timing of our filing would provide timely disclosure to users of our financial statements. This would be consistent with the changes in the treatment of cash flows for long-term customer receivables permitted by the Staff last year as discussed above.

Additionally, we would revise our floorplan disclosure to more fully disclose our floorplan arrangements, including that the ability to draft directly from the Company’s floorplan facilities is a requirement of our manufacturers (see proposed footnote disclosures in the attachment to this letter).
Notes to Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 46
2.	We have reviewed your response to comment 2 in our letter dated December 20, 2005 and reissue our comment. Please amend your most recent annual and quarterly filings to comply with our previous comment regarding the presentation of discontinued operations in your statements of cash flows.

Cash flows used in discontinued operations for the years ended December 31, 2004, 2003 and 2002 totaled $21.1 million, $4.7 million and $8.4 million, respectively, all of which were used in cash flows from operations. The Company does not believe that these amounts are material consistent with our discussion above. Therefore, we propose incorporation of this change in our 2005 Form 10-K (see proposed changes incorporated in the attachment to this letter).
We respectfully request the opportunity to discuss these issues more fully with the Staff prior to your issuance of a formal response.
Please contact me at (954) 769-3145 or via facsimile at (954) 769-6425 to set up a time to discuss this matter.
Sincerely,
J. Alexander McAllister
Vice President and Corporate Controller (Principal Accounting Officer)

cc:	Michael J. Jackson, Chairman and Chief Executive Officer, AutoNation, Inc.
Craig T. Monaghan, Executive Vice President and Chief Financial Officer, AutoNation, Inc.
Jonathan P. Ferrando, Executive Vice President, General Counsel and Secretary, AutoNation, Inc.
Phillip R. Smith, KPMG LLP
Jonathan Awner, Esq., Akerman Senterfitt

Attachment (page 1 of 3)
AUTONATION, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31,
(In millions, except share and per share data)

	2005	2004
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$107.2
Receivables, net		773.2
Inventory		2,640.5
Other current assets		156.8

Total Current Assets		3,677.7
RESTRICTED ASSETS		54.0
PROPERTY AND EQUIPMENT, NET		1,836.3
INTANGIBLE ASSETS, NET		2,976.2
OTHER ASSETS		154.7

Total Assets		$8,698.9

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Vehicle floorplan payable – trade		$2,436.1
Vehicle floorplan payable – non-trade		81.2
Accounts payable		180.7
Notes payable and current maturities of long-term obligations		14.9
Other current liabilities		698.3

Total Current Liabilities		3,411.2
LONG-TERM DEBT, NET OF CURRENT MATURITIES		797.7
DEFERRED INCOME TAXES AND OTHER TAX LIABILITIES		156.7
OTHER LIABILITIES		70.2
COMMITMENTS AND CONTINGENCIES (Note 9)
SHAREHOLDERS’ EQUITY:
Preferred stock, par value $.01 per share; 5,000,000 shares authorized; none issued		—
Common stock, par value $.01 per share; 1,500,000,000 shares authorized; 273,562,137 shares issued, including shares held in treasury		2.7
Additional paid-in capital		2,240.0
Retained earnings		2,176.0
Accumulated other comprehensive loss		(1.5)
Treasury stock, at cost; 9,300,007 shares held		(154.1)

Total Shareholders’ Equity		4,263.1

Total Liabilities and Shareholders’ Equity		$8,698.9

The accompanying notes are an integral part of these statements.

Attachment (page 2 of 3)
AUTONATION, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,
(In millions)

	2005	2004	2003
		(As Revised)	(As Revised)
CASH PROVIDED BY OPERATING ACTIVITIES:
Net income		$433.6	$479.2

Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of accounting change		—	14.6
Loss (gain) on discontinued operations		(37.2)	21.4
Depreciation		81.9	67.7
Amortization		1.2	1.6
Amortization of debt issue costs and discounts		6.6	6.0
Income taxes		89.3	(129.6)
Non-cash restructuring and impairment charges, net		—	25.3
Gain on sale of investment in LKQ Corporation		—	(16.5)
Proceeds from sale of finance receivable portfolio		—	52.4
Collection of installment loan receivables and other related items		—	27.0
Other		4.7	(7.0)
Changes in assets and liabilities, net of effects from business combinations and divestitures:
Receivables		(17.1)	(71.6)
Inventory		211.3	(402.0)
Other assets		61.3	67.3
Vehicle floorplan payable — trade		(82.1)	618.4
Accounts payable		6.9	13.8
IRS settlement payment		(128.9)	(366.0)
Other liabilities		(45.6)	85.0

Net cash provided by continuing operations		585.9	487.0
Net cash used for discontinued operations		(21.1)	(4.7)

Net cash provided by operating activities		564.8	482.3

CASH USED IN INVESTING ACTIVITIES:
Purchases of property and equipment, excluding property operating lease buy-outs		(133.2)	(122.7)
Property operating lease buy-outs		(77.7)	(9.8)
Proceeds from sale of property and equipment		3.5	1.6
Proceeds from disposal of assets held-for-sale		37.9	23.1
Cash used in business acquisitions, net of cash acquired		(197.9)	(48.8)
Net change in restricted cash		13.2	58.1
Purchases of restricted investments		(17.8)	(26.9)
Proceeds from the sales of restricted investments		22.6	—
Proceeds from sale of investment in LKQ Corporation		—	38.3
Cash received from business divestitures, net of cash relinquished		19.4	—
Other		(.5)	14.6

Net cash used in investing activities		(330.5)	(72.5)

CASH USED IN FINANCING ACTIVITIES:
Purchases of treasury stock		(236.8)	(575.2)
Payments of vehicle floorplan payable – non-trade		(144.1)	(121.2)
Proceeds from mortgage facilities		.2	183.6
Payments of mortgage facilities		(11.7)	(9.0)
Payments of notes payable and long-term debt		1.6	(4.2)
Proceeds from the exercises of stock options		94.2	118.1
Repurchases of senior unsecured notes		(3.9)	—
Other		—	(7.8)

Net cash used in financing activities		(300.5)	(415.7)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(66.2)	(5.9)

CASH AND CASH EQUIVALENTS at beginning of period		173.4	179.3

CASH AND CASH EQUIVALENTS at end of period		$107.2	$173.4

The accompanying notes are an integral part of these statements.

Attachment (page 3 of 3)
The following disclosure would be included in the Company’s 2005 Form 10-K MD&A and footnotes:
During 2005, the Company revised certain amounts in the 2004 and 2003 Consolidated Statements of Cash Flows from operating activities to financing activities as a result of recent guidance given by the Securities and Exchange Commission. For the years ended December 31, 2004 and 2003, $144.1 million and $121.2 million, respectively, which were previously reported as operating activities are reported as a component of financing activities to reflect the net cash flow uses for floorplan facilities with lenders other than the automotive manufacturers’ captive finance subsidiaries for that franchise (“non-trade lenders”).
At December 31, 2005 and 2004, vehicle floorplan payable-trade totaled $x.x billion and $2.4 billion, respectively. Vehicle floorplan payable-trade reflects amounts payable borrowed to finance the purchase of specific vehicle inventories with manufacturers’ captive finance subsidiaries. Vehicle floorplan payable-non-trade totaled $x.x million and $81.2 million, at December 31, 2005 and 2004, respectively, and represents amounts payable borrowed to finance the purchase of specific vehicle inventories with non-trade lenders. All the Company’s floorplan facilities are at LIBOR-based rates of interest (x.x% and 3.0% weighted average for 2005 and 2004, respectively). Secured floorplan facilities are used to finance new vehicle inventories and the amounts outstanding thereunder are due on demand, but are generally paid within several business days after the related vehicles are sold. Floorplan facilities are primarily collateralized by new vehicle inventories and related receivables. The Company’s manufacturer agreements generally require that the manufacturer have the ability to draft against the floorplan facilities so that the lender directly funds the manufacturer for the purchase of inventory. The floorplan facilities contain certain financial and operational covenants. At December 31, 2005, the Company was in compliance with such covenants in all material respects. At December 31, 2005, aggregate capacity under the floorplan credit facilities to finance new vehicles was approximately $x.x billion, of which $x.x billion was outstanding.